December 16, 2016

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Coca-Cola West Co., Ltd. Draft Registration Statement on Form F-4 Submitted November 4, 2016 CIK No. 0001672908

Dear Mr. Reynolds,

At the request of Coca-Cola West Co., Ltd. (“CCW”), we are responding to the comment letter, dated December 1, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-4 confidentially submitted on November 4, 2016. In conjunction with this letter, CCW is submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No.1”). For the Staff’s convenience, a marked copy of Amendment No. 1, showing changes from the original Draft Registration Statement submitted on November 4, 2016, is being sent to the Staff.

The responses of CCW to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. Unless otherwise specified, the page number references in CCW’s responses relate to the marked copy of Amendment No. 1.

In addition to the amendments in response to the Staff’s comments, CCW has amended certain portions of the Draft Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy sent separately to the Staff.

CCW has not included as part of the submission of Amendment No. 1 all of the exhibits that are required to be included. CCW plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

Risk Factors, page 7

Significant costs will be incurred in the course of the share exchange …, page 8

1.	We note your disclosure that you expect significant transaction related expenses will be incurred. Please disclose the estimated costs related to the transaction, costs payable by CCW or CCEJ, and the costs that you estimate will be incurred whether or not the share exchange is completed.

In response to the Staff’s comment, CCW has revised the disclosure on page 8.

The fairness opinion obtained by CCEJ …, page 9

2.	You state that “U.S. investors should not place undue reliance on [the] fairness opinion” and that “the financial analyses and fairness opinion of CCEJ’s financial advisor may differ from any analyses and opinions that would have been produced if the advisor had relied primarily on the IFRS financial statements included in this prospectus.” Please describe in greater detail the different analyses and opinions the financial advisor may have produced under IFRS and clarify the resulting risk to shareholders.

In response to the Staff’s comment, CCW has deleted the referenced risk factor.

The Share Exchange, page 36

Background of the Share Exchange, page 36

3.	Please describe in greater detail the role played by CCJC’s and TCCC’s representatives with respect to the exchange ratio negotiations. For example, you disclose that in June and September 2016, representatives of CCW, CCEJ, TCCC and CCJC held a series of meetings to discuss, among other things, the exchange ratio.

In response to the Staff’s comment, CCW has revised the disclosure on pages 36 and 38.

4.	Please describe in greater detail the substance and timing of the material exchange ratio negotiations. For example, clarify when the exchange ratio was initially proposed, how the final amount was determined and when the final exchange ratio was determined.

In response to the Staff’s comment, CCW has revised the disclosure on pages 37 and 38.

Determination of the CCEJ Board of Directors, page 39

5.	We note the factors considered by the CCEJ board in determining that the exchange ratio was appropriate. Please disclose any neutral and negative factors the board considered in making this determination and for each of the factors discussed, disclose how each factor either supported or did not support the board’s decision to approve the transaction.

In response to the Staff’s comment, CCW has revised the disclosure on pages 39 and 40.

Opinions of CCEJ’s Financial Advisor, page 39

Opinion of J.P. Morgan, page 39

6.	We note the disclosure that “J.P. Morgan relied on the CCEJ Forecasts, the CCW Forecasts and the Adjusted CCW Forecasts in giving its opinion and conducting analyses with respect to the share exchange ratio.” Please summarize the projections relied on by J.P. Morgan and include a brief discussion of the underlying assumptions and limitations.

In response to the Staff’s comment, CCW has revised the disclosure on pages 40-42.

Financial Analyses of J.P. Morgan, page 42

7.	We note the disclosure regarding the financial analyses conducted by J.P. Morgan. Please describe these analyses in greater detail, including by disclosing:

•	the historical market prices used in the average share price analysis;

•	the projections used in the discounted cash flow analysis; and

•	the comparable companies, including the underlying data and criteria used to select the companies, in the public trading multiples analysis.

See Item 4(b) of Form F-4.

In response to the Staff’s comment, CCW has revised the disclosure on pages 44-47.

8.	Please supplementally provide us with all materials, including the board book, provided by J.P. Morgan to CCEJ’s board.

J.P. Morgan will supplementally furnish to the Staff materials it prepared for the purpose of the CCEJ board’s review in connection with its vote to approve the transaction. The materials will be provided by Morrison & Foerster LLP, on behalf of J.P. Morgan, under separate cover requesting confidential treatment pursuant to Rule 418 under the Securities Act of 1933, as amended, and pursuant to Title 17 C.F.R. §200.83. Accordingly, J.P. Morgan will request that these materials be promptly returned to Morrison & Foerster LLP following completion of the Staff’s review thereof.

Miscellaneous, page 42

9.	Please disclose the amount of compensation that J.P. Morgan received related to the fairness opinion and the amount that is contingent upon the successful completion of the exchange offer.

In response to the Staff’s comment, CCW has revised the disclosure on page 48.

Agreements Relating to the Share Exchange, page 47

10.	Please disclose the material terms of the company split agreement or advise. Additionally, please file the agreement as an exhibit. See Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, CCW has revised the disclosure on pages 51 and 57. It has also included an English translation of the company split agreement as new Appendix D to the prospectus that forms a part of the registration statement.

CCW Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations Review

Selling, General and Administrative Expenses, page 70

11.	You disclose here the ¥6,568 million increase in SG&A is mainly due to the acquisition of Shikoku CCBC. Please disclose in further detail the underlying reasons for the most significant year over year changes within the components of SG&A.

In response to the Staff’s comment, CCW has revised the disclosure on page 75.

Segment Information

Soft Drink Business, page 73

12.	On this page you disclose soft drink net sales, excluding Shikoku, decreased by ¥5,292 million. On page 70 you disclose soft drink net sales decreased by ¥7,728 million. Please clarify these statements or revise the amounts disclosed, as necessary.

The difference in the amounts of decrease in net sales of the soft drink business is due to the difference in the underlying GAAP: the amount on page 78 is based on segment performance information, prepared based on Japanese GAAP, that was reported to management as described on page 77, while the amount on page 75 is consistent with the IFRS financial statements that are included in the prospectus. More specifically, this difference is mainly caused by the difference, as between IFRS and Japanese GAAP, in when revenue is recognized and how revenue is presented for soft-drink products, as fully disclosed in Note 38, “First-time adoption of IFRS,” to CCW’s annual consolidated financial statements.

Separately, CCW identified that the 22,308 million yen figure on page 73 of the initial Draft Registration Statement, relating to the contribution of Shikoku CCBC to the net sales of the soft drink business in the fiscal year ended December 31, 2015, included internal sales of 2,019 million yen from Shikoku CCBC to CCW. Such sales should have been eliminated from the 22,308 million yen amount, which is contained in the segment analysis discussion in the “CCW Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the registration statement. CCW accordingly revised this amount to 20,289 million yen. As a result, on page 78 CCW has also revised the amount of the decrease in net sales of the soft drink business, excluding the effect of the acquisition of Shikoku CCBC, for the year ended December 31, 2015 from “5,292 million yen, or 1.4%” to “3,273 million yen, or 0.8%.” This change has no effect on CCW’s audited consolidated financial statements for the year ended December 31, 2015 and unaudited condensed financial statements for the six-month period ended June 30, 2015, as this change relates only to the segment analysis discussion referenced above, which is prepared under Japanese GAAP.

Major Shareholders and Related Party Transactions, page 103

13.	Please disclose the share ownership of the directors and senior management for both CCW and CCEJ. See Item 19(a)(5) of Form F-4.

CCW acknowledges that Item 403(b) of Regulation S-K calls for disclosure of share ownership of directors and senior management, and that Item 19(a)(5) of Form F-4, through Item 6(d) of Schedule 14A, refers to Item 403 of Regulation S-K. However, CCW respectfully notes that the instructions of Item 19(a)(5) of Form F-4 state that the information required by Item 7.A. of Form 20-F may be provided in lieu of the information specified in Item 6(d) of Schedule 14A.

In addition, CCW notes that it will also be disclosing, under the caption “Directors of CCBJI Following the Share Exchange,” share ownership information concerning the individuals who have been nominated to serve on the board of directors of CCBJI after the consummation of the share exchange.

Coca-Cola West Co., Ltd. and Subsidiaries Notes to the Consolidated Financial Statements, page F-8

14.	We note that you have published interim financial statement information for the period ended September 30, 2016. Please update this document to include the unaudited financial information for the quarterly period ended September 30, 2016 or tell us why such updating is not required. Please refer to the guidance in item 8.A.5 of the Instructions to Form 20-F. Please note your management’s discussion and analysis should also be updated to reflect the inclusion of the new quarterly period.

In response to the Staff’s comment, CCW has included unaudited Japanese GAAP summary financial information of CCW as of and for the nine months ended September 30, 2016 as new Appendix G to the prospectus that forms a part of the registration statement, as well as added disclosure on page 82.

3. Significant accounting policies

(20) Recognition of sales, page F-20

15.	It appears from your disclosure on page F-65 that you have a point service program for your customers. Please expand your disclosure here to state your accounting policy for the point service program and any sales incentives, given or received. Please cite the specific authoritative literature you utilized to supporting your accounting treatment.

Below is a description of CCW’s accounting policy for revenue recognition in relation to its point service program.

CCW offers a customer loyalty program in its healthcare and skincare business. The program provides benefits, in the form of discounts on supplements or other group products, to customers in exchange for points that are earned by the customer through purchases of products and that are valid for three years. A portion of the initial product sales representing the estimated fair value of benefits expected to be exchanged for the points are deferred and recognized as revenue upon redemption by the customer or forfeiture of the points, in accordance with IFRIC 13, Paragraph 7.

The amounts of deferred revenue relating to the point service program as of January 1, 2014, December 31, 2014, and December 31, 2015 were 1,078 million yen, 1,279 million yen and 1,650 million yen, respectively, as disclosed in Note 20, “Other liabilities,” to CCW’s annual consolidated financial statements, and the amount recognized in revenue for the years ended December 31, 2014 and 2015 were 201 million yen and 371 million yen, respectively. Since CCW believes that the effects to its consolidated financial statements of applying this accounting policy are not material, CCW does not believe that expanded disclosures concerning the point program are warranted.

Coca-Cola East Japan Co., Ltd. and Subsidiaries Notes to the Consolidated Financial Statements, page F-91

16.	We note that you have published interim financial statement information for the period ended September 30, 2016. Please update this document to include the unaudited financial information for the quarterly period ended September 30, 2016 or tell us why such updating is not required. Please refer to the guidance in item 8.A.5 of the Instructions to Form 20-F. Please note your management’s discussion and analysis should also be updated to reflect the inclusion of the new quarterly period.

In response to the Staff’s comment, CCW has included unaudited Japanese GAAP summary financial information of CCEJ as of and for the nine months ended September 30, 2016 as new Appendix H to the prospectus that forms a part of the registration statement, as well as added disclosure on page 101.

3.13 Share-based payments, page F-103

17.	Please expand your accounting policy here or in note 23.1 to disclose the vesting requirements, the maximum term of options granted and method of settlement, e.g. cash or equity. Please refer to the guidance in IFRS 2 paragraph 45.

In response to the Staff’s comment, the disclosures in Note 23.1 and 23.2 of CCEJ’s consolidated financial statements (see pages F-122 and F-123) have been revised to note clearly the vesting requirements of the stock options. CCW believes the other elements the Staff referred to, i.e., the maximum term of options granted and method of settlement (cash or equity), are disclosed in the second table on page F-123 (under “Expiration date”), and in the last paragraph of page F-122, respectively.

20. Treasury Shares, page F-120

18.	Please tell us how the increases and decreases to treasury shares are reflected in common stock as disclosed in footnote 20.

Increases and decreases of treasury shares have not affected common stock. Please refer to CCEJ’s consolidated statements of changes in equity on page F-89.

For your reference, treasury shares increased and decreased for the years ended December 31, 2014 and 2015, by the amounts and the number of shares described below:

	Year ended December 31, 2014		Year ended December 31, 2015
	(Million yen)	(Shares)	(Million yen)	(Shares)
As of the beginning of the year	1,164	856,494	1,171	854,430
Increase due to purchases of fractional shares	23	9,499	15	6,590
Decrease due to sale of fractional shares	(2)	(1,063)	(1)	(466)
Decrease due to exercise of stock options	(14)	(10,500)	(7)	(4,900)

As of the end of the year	1,171	854,430	1,178	855,654

Undertakings, page II-2

19.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, CCW has revised page II-3 of the registration statement.

Please do not hesitate to contact me by telephone at +81-3-5251-0203, by fax at +81-3-5251-1602 or by email at klebrun@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Kenneth J. Lebrun
Kenneth J. Lebrun
Shearman & Sterling LLP

cc: Tamio Yoshimatsu, Representative Director and President of CCW